SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b). (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

Huron Consulting Group Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

447462102

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 447462102

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chelmax, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Oregon U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 330,222

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 330,222

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,222

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person CO

CUSIP No. 447462102

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dale R. Stockamp

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Oregon U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 270,589

	6.	Shared Voting Power 330,222

	7.	Sole Dispositive Power 270,589

	8.	Shared Dispositive Power 330,222

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,811

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 2.9%

12.	Type of Reporting Person IN

Item 1(a).	Name of Issuer: Huron Consulting Group Inc. (“Huron”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 550 West Van Buren Street Chicago, IL 60607

Item 2(a).

Name of Person Filing:
(i)            Chelmax, Inc., an Oregon corporation (“Chelmax”)

(ii)           Mr. Dale R. Stockamp.  Mr. Stockamp is the Chairman, Chief Executive Officer and sole Director of Chelmax and holds a majority of the voting power of Chelmax.  As a result of the foregoing, Mr. Stockamp may be deemed to beneficially own the securities of Huron owned by Chelmax.

Item 2(b).

Address of Principal Business Office or, if none, Residence:
(i)            The address of Chelmax is:

                17210 Wall Street

                Lake Oswego, OR 97034

(ii)           The address of Mr. Stockamp is

                17210 Wall Street

                Lake Oswego, OR 97034

Item 2(c).	Citizenship: (i) The place of organization of Chelmax is the State of Oregon, USA (ii) Mr. Stockamp is a United States citizen.
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01
Item 2(e).	CUSIP Number: 447462102

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.
(a)

Amount beneficially owned:

Chelmax beneficially owns 330,222 shares.

Mr. Stockamp beneficially owns 270,589 shares and by reason of being Chairman, Chief Executive Officer and sole Director and the holder of a majority of the voting power of Chelmax, may also be deemed to beneficially own the securities of Huron owned by Chelmax.

(b) Percent of class: Chelmax: 1.6% of the outstanding Common Stock of Huron. Mr. Stockamp may be deemed to beneficially own 2.9% the outstanding Common Stock of Huron.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Chelmax: 0. Mr. Stockamp: 270,589.
(ii) Shared power to vote or to direct the vote: Chelmax: 330,222. Mr. Stockamp: 330,222.
(iii) Sole power to dispose or to direct the disposition of: Chelmax: 0. Mr. Stockamp: 270,589.
(iv) Shared power to dispose or to direct the disposition of: Chelmax: 330,222. Mr. Stockamp: 330,222.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
n/a
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
n/a
Item 8.	Identification and Classification of Members of the Group.
n/a
Item 9.	Notice of Dissolution of Group.
n/a

Item 10.	Certifications.

(a)  n/a

(b)  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2009
(Date)

CHELMAX, INC.

By: /s/ DALE R. STOCKAMP
(Signature)

Dale R. Stockamp, Chairman and Chief Executive Officer
(Name/Title)

February 11, 2009
(Date)

/s/ DALE R. STOCKAMP
(Signature)

Dale R. Stockamp
(Name)